UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SEC FILE NUMBER: 001-37497
FORM 12b-25
CUSIP NUMBERS: 53803X105; 53803X303; 53803X402
NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR
For Period Ended: September 30, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

LIVE OAK BANCSHARES, INC.
Full Name of Registrant

Not applicable
Former name if applicable

1741 Tiburon Drive
Address of Principal Executive Office (Street and Number)

Wilmington,	NC	28403
City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
For the reasons stated below, Live Oak Bancshares, Inc. (the “Company”) has determined that it is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the period ended September 30, 2025 (the “Q3 2025 Form 10-Q”) by the prescribed filing due date.
As previously disclosed in the Company’s Current Report on Form 8-K filed on November 12, 2025, the Company concluded that it will amend its 2024 Annual Report on Form 10-K (the “FY 2024 Form 10-K”) and the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025 and June 30, 2025, respectively (collectively, the “Q1 and Q2 2025 Form 10-Qs”) to restate the Consolidated Financial Statements for each of the periods included in those filings, including fiscal years 2022, 2023 and 2024 in the FY 2024 Form 10-K and each of the year-to-date periods included in the Q1 and Q2 2025 Form 10-Qs in order to restate the Statements of Cash Flows and related notes. The FY 2024 Form 10-K and the Q1 and Q2 2025 Form 10-Qs are collectively referred to herein as the “Prior Filings.”
The anticipated restatements will not impact the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets, or Consolidated Statements of Changes in Shareholders’ Equity included within the Prior Filings. Further, management concluded that these misclassifications also had no effect on the Company’s total cash balances, liquidity measures, total loan cash flow activity, total loans or the classification of loans, the allowance for credit losses, total assets, total liabilities, total shareholders’ equity, regulatory capital ratios, net interest income, net interest margin, net income, return on average assets, return on average equity, asset quality ratios or any other key performance metrics, including non-GAAP performance metrics, that the Company routinely discusses with analysts and investors.
Though management believes the misclassifications to the Consolidated Statement of Cash Flows are qualitatively immaterial, management has concluded they are quantitatively material, and as such management has further concluded that a material weakness exists in the Company’s internal control over financial reporting with respect to the classification of the Company’s participation loan activity cash flows between Operating Activities and Investing Activities in the Company’s Statements of Cash Flows.
The Company is unable to file the Q3 2025 Form 10-Q without unreasonable effort or expense because it requires additional time to amend the Prior Filings and complete the presentation of its consolidated financial statements. The Company currently anticipates that the amendment of the Prior Filings and filing of the Q3 2025 Form 10-Q will be completed on or about November 17, 2025.

Caution Regarding Forward-Looking Statements
This Form 12b-25 contains forward-looking statements which are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the Company’s planned restatement of its consolidated financial statements, the anticipated effects of related changes in the Company’s accounting, any remediation plans with respect to material weaknesses in internal control over financial reporting, and any other statements that are not historical facts. These forward-looking statements are subject to change, and actual results may materially differ from those set forth in this Form 12b-25 due to certain risks and uncertainties. Factors that could cause or contribute to changes in such forward-looking statements include, but are not limited to, the risk that the completion and filing of the restated financial statements and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, will take longer than expected. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements set forth in reports filed by the Company with the U.S. Securities and Exchange Commission. Undue reliance should not be placed on any forward-looking statement contained herein. These statements reflect the Company’s position as of the date of this report. The Company expressly disclaims any undertaking to release publicly any updates or revisions to any statements to reflect any change in the Company’s expectations or any change of events, conditions, or circumstances on which any such statement is based.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Walter J. Phifer	910	202-6926
(Name)	(Area code)	(Telephone)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒	Yes	☐	No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒	Yes	☐	No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Although the Quarterly Report is not completed, the Company expects the financial statements to be included in the Q3 2025 Form 10-Q will be consistent in all material respects with the financial results furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 22, 2025. Anticipated adjustments to the Consolidated Statements of Cash Flows for the corresponding period of the last fiscal year are described above and in the Company’s Current Report on Form 8-K filed November 12, 2025.

LIVE OAK BANCSHARES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2025	By:	/s/ Walter J. Phifer
Walter J. Phifer Chief Financial Officer
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